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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                CoreComm Limited
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   21869Q-10-8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               September 29, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d - 1(b)
                           |X|      Rule 13d - 1(c)
                           |_|      Rule 13d - 1(d)










                                   Page 1 of 6


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CUSIP NO. 21869Q-10-8                   13G                    PAGE 2 OF 6 PAGES
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1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  MICHAEL KARP
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION


                  PENNSYLVANIA
--------------------------------------------------------------------------------

                           5        SOLE VOTING POWER
NUMBER OF
SHARES                              6,374,138
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH
REPORTING                           0
PERSON                     -----------------------------------------------------
WITH                       7        SOLE DISPOSITIVE POWER

                                    6,374,138
                           -----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    12,241,721 **
--------------------------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES                                    |_|


--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                                         16.09%***
--------------------------------------------------------------------------------

12                TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

** Includes: (i) 495,933 shares of common stock of CoreComm Limited ("Common Stock") held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm Limited (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by the Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000. Based on initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

*** Based upon 70,667,157 shares outstanding on the date hereof, as provided to the Reporting Person by the Issuer.

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CUSIP NO. 21869Q-10-8                   13G                    PAGE 3 OF 6 PAGES
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ITEM 1(a).        NAME OF ISSUER:

                  CoreComm Limited

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  110 East 59th Street, New York, NY 10022

ITEM 2(a).        NAME OF PERSON FILING:

                  Michael Karp

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Michael Karp, c/o University City Housing Company, 1062 East Lancaster Avenue, Ste. 30B, Rosemont, PA 19010

ITEM 2(c).        CITIZENSHIP:

                  Pennsylvania

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  21869Q-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) |_| Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) |_| Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act;
                  (d) |_| Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) |_| An investment adviser in accordance with Rule
                          13-d(b)(1)(ii)(E);
                  (f) |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) |_| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;
                  (i) |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   |X|


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CUSIP NO. 21869Q-10-8                   13G                    PAGE 4 OF 6 PAGES
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ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           12,241,721 **

                  (b)      Percent of Class:

                           16.09%***

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    6,374,138

                           (ii)     Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    6,374,138

                           (iv) Shared power to dispose or direct the disposition of:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP.

                  Not applicable



** See the note at the bottom of page 2 of this Schedule 13G.
*** See the note at the bottom of page 2 of this Schedule 13G.

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CUSIP NO. 21869Q-10-8                   13G                    PAGE 5 OF 6 PAGES
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ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP NO. 21869Q-10-8                   13G                    PAGE 6 OF 6 PAGES
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 5, 2000                   By:  /s/ Michael Karp
                                           -------------------------------------
                                           MICHAEL KARP